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                                                    Filed by Gart Sports Company

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                     Subject Company: The Sports Authority, Inc.
                                                     Commission File No: 1-13426

[GART SPORTS LETTERHEAD]

FREQUENTLY ASKED QUESTIONS AND ANSWERS FOR GART SPORTS EMPLOYEES

1.  WHY ARE GART SPORTS AND THE SPORTS AUTHORITY MERGING?

    Together, we will be the preeminent sporting goods retailer in the U.S., with capabilities and opportunities on a scale much broader than would have been possible for either Gart Sports or The Sports Authority on a stand-alone basis. When we become one company, our store base will be accessible to consumers nationwide, and we'll have a presence in almost all markets--this will enable us to bring a broader selection of sporting goods to more consumers than ever before, at competitive prices.

    As you know, both companies bring outstanding name recognition, extensive industry experience and expertise in product merchandising. We are going to be able to enhance economies of scale, sourcing capabilities, operational efficiencies and our respective product expertise.

    The merger we announced today is an outstanding opportunity for Gart Sports and The Sports Authority to build a solid foundation for future growth in resources, product offerings and career opportunities for the combined companies' people on a national scale.

2.  WHAT IS INVOLVED IN THE MERGER PROCESS AND HOW LONG WILL IT TAKE TO
    COMPLETE?

    The Board of Directors for both The Sports Authority and Gart Sports have approved the merger agreement. Now we need the approval of shareholders; this is done by a proxy vote, which will be held at a meeting of shareholders. In addition, the joint proxy statement/prospectus must be a reviewed by the Securities and Exchange Commission. Finally, there is also a review process by other regulatory agencies. We anticipate the transaction to be completed in the third calendar quarter.

3.  WHO WILL BE ON THE SENIOR MANAGEMENT TEAM?

    Doug Morton will provide strategic direction and oversee all day-to-day operations and decisions for the combined company as vice chairman and chief executive officer.

    Marty Hanaka, chairman and chief executive officer of The Sports Authority, will become chairman of the combined company. He will work closely with the chief executive officer on the strategic direction of the new company.

    Elliott Kerbis, The Sports Authority's president and chief merchandising officer, also will be president and chief merchandising officer. Tom Hendrickson, chief financial officer of Gart Sports, will become chief administrative officer and chief financial officer of the combined company. The remainder of the management team of the combined company will be comprised of executives of both Gart Sports and Sports Authority.

4.  WHO WILL MANAGE THE MERGER INTEGRATION?

    Gart Sports and The Sports Authority will establish a transition team to ensure a smooth integration process which is expected to occur in the third calendar quarter. Todd Weyhrich, Senior

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Vice President, Controller and Logistics for The Sports Authority, will manage the integration by overseeing all departments' integration plans, timelines and deadlines.

5. WHAT WILL THE STORES BE NAMED: GART SPORTS, THE SPORTS AUTHORITY, OR ANOTHER NAME?

    All storefronts will convert to The Sports Authority name over a period of time. This will provide us with brand recognition throughout the United States, much like the "Home Depot" of sporting goods. The new company will provide customers with one name that they can recognize as they travel or purchase gifts for friends and family out-of-state.

6.  WHERE WILL THE STOCK TRADE, AND WHEN WILL IT BEGIN TRADING AS THE NEW
    COMPANY?

    The stock will be traded on the New York Stock Exchange under the ticker symbol "TSA." This will begin once the transaction is completed and approved for listing.

7. HOW SHOULD I RESPOND IF THE MEDIA, CUSTOMERS, VENDORS, OR THE SPORTS AUTHORITY ASSOCIATES ASK ME QUESTIONS ABOUT THE MERGER?

    During the next five to six months while the merger transaction is being completed, The Sports Authority and Gart Sports will continue to operate as two separate, distinct companies. We are still competitors until the "deal is done."

    As always, it is critical to maintain confidentiality regarding company business. If you are approached by the media, or anyone else requesting information about the merger, please direct these inquires to Alexandra Elliott at 303-863-2633. For vendor questions, please contact Mike VanAlstyne, Senior Vice President Softlines at 303-863-2218 or Art Hagan, Senior Vice President Hardlines at 303-863-2630 and for customers, please refer all such inquiries to your store manager.

8.  WILL ANY STORES BE CLOSING AS A RESULT OF THE MERGER?

    We will be reviewing all stores as part of the integration process. This evaluation process may result in a handful of store closings.

9. WHEN AND HOW WILL STORES RECEIVE MERCHANDISE WHILE THE MERGER IS BEING COMPLETED?

    Until the completion of the merger, stores will continue to receive merchandise just as they always have. As the transition team evaluates and learns more about inventory levels and business needs, decisions will be made concerning the best methods for delivering merchandise to the stores.

10. WHEN CAN I USE MY DISCOUNT AT THE SPORTS AUTHORITY STORES?

    When the merger is complete, your discount will be valid at all of the new company's stores. The discount program will be 25% off for hourly associates and cost plus 10% for salaried associates.

11. WHO SHOULD I CONTACT IF I HAVE ADDITIONAL QUESTIONS? HOW CAN I FIND OUT MORE INFORMATION AS TIME GOES ON?

    You will hear directly from Doug Morton or your HR representative in memos delivered via email or in person about new developments. Managers are responsible for making all of these communications available to employees who do not have access to email or the intranet site.

    You may also e-mail questions to MERGEQUESTION@GARTSPORTS.COM. We will make every effort to provide answers in Merger Update bulletins that will be available to all associates.

    The foregoing may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those

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currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority's filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies' specific market areas, unseasonable weather and those risks generally associated with the integration of the companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

    GART SPORTS AND SPORTS AUTHORITY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHICH WILL BE FILED BY GART SPORTS AND THE SPORTS AUTHORITY WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are also available for free from the contact persons listed below.

    Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Reference is also made to the companies' latest annual reports and annual stockholder's meetings proxy statements as filed with the SEC, including Gart Sport's Proxy Statement for its Annual Meeting held on
June 7, 2002 and Sports Authority's Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

CONTACTS:

FOR GART SPORTS
Alexandra Elliott
Director of Public Relations
T: (303) 863-2633
AELLIOTT@GARTSPORTS.COM

Thomas T. Hendrickson
Executive Vice President and Chief Financial Officer
T: 303-863-2293

FOR THE SPORTS AUTHORITY
George Mihalko
Vice Chairman, Chief Administrative Officer and Chief Financial Officer
T: 954-677-6360

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